Exhibit (a)(5)

                           Genesys Conferencing Logo


    Genesys Conferencing To Offer Stock Option Exchange Program To Employees

Denver, Colorado and Montpellier, France - December 3, 2002 -- Genesys Conferencing (Euronext: 3955) (Nasdaq: GNSY), the world's leading conferencing specialist, announced it will offer employees a voluntary option exchange program whereby each eligible employee holding stock options will have the opportunity to surrender those options for new options to be granted under Genesys' existing plans.

Genesys expects to grant options in amounts equal to those surrendered by employees who accept this program sometime after June 2003 or approximately six to seven months from the date the renouncement is accepted. All options that are issued under the exchange program will have an exercise price the greater of the face value of the share ((euro)5) or the current market price of the company's shares on the date of issuance. Employee options that are surrendered under the option exchange program will be cancelled. There are approximately 1,130,000 options that could be surrendered under this program.

Francois Legros, Chairman and Chief Executive Officer stated, "The call center consolidation and other cost cutting initiatives implemented over the past few months are beginning to generate the desired results. Our goal is to ensure that stock options continue to fuel employee commitment, motivation and enthusiasm. This voluntary stock option exchange program will help us retain and reward the best talent in the industry and contribute toward our long-term success." About Genesys Conferencing Founded in 1986, Genesys Conferencing is a global communications specialist, providing practical and innovative real-time collaborative and managed event services to over 17,000 clients worldwide. Working in a rapidly growing market and enjoying unique worldwide coverage as a result of its geographic expansion policy, Genesys Conferencing has established its advanced technology in 18 countries throughout Europe, Asia Pacific and North America. Genesys Conferencing's ordinary shares are listed on the Nouveau Marche in Paris (Euronext: 3955) and its ADSs are listed on the Nasdaq National Stock Market (Nasdaq: GNSY).

Euronext: 3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg: GENE LP www.genesys.com



At Genesys Conferencing

Michael E. Savage
Executive Vice President  and Chief Financial Officer
Direct Line: +33 4 99 13 27 66
mike.savage@genesys.com

Marine Pouvreau
Investor Relations
Phone: +33 4 99 13 25 17
marine.pouvreau@genesys.com


Genesys Conferencing's ordinary shares are listed on the Euronext Paris Stock Exchange and its ADSs are listed on the Nasdaq National Stock Market

Euronext: 3955 - Nasdaq: GNSY - Reuters: GNSY LP - Bloomberg: GENE LP

www.genesys.com